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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2004

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Scrip Circular Documents, Forms of Election and Mandate advices sent to all shareholders on 15 September 2004.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about the action you should take with this document, you should immediately seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000.

If you have sold some or all of your shares prior to 18 August 2004, you should contact your stockbroker or agent without delay for advice as to how to proceed.

SIR DAVID CLEMENTI CHAIRMAN 15 September 2004	PRUDENTIAL PLC LAURENCE POUNTNEY HILL LONDON EC4R OHH www.prudential.co.uk

Dear Shareholder

SCRIP DIVIDEND ALTERNATIVE

I am pleased to inform you that the directors have decided to offer a scrip dividend alternative to cash in respect of the interim dividend of 5.4p per Ordinary share for the six months ended 30 June 2004.

The number of new Ordinary shares that you are entitled to receive, if you elect to take scrip, is calculated by dividing the total cash dividend due on your holding of Ordinary shares as at the record date (20 August 2004) by the reference price for each new Ordinary share, as shown on the enclosed Advice of Entitlement or Form of Election/Mandate. The reference price is calculated as the average of the middle market quotations for the Company's Ordinary shares as derived from the Daily Official List of the London Stock Exchange plc for the five business days which commenced on 18 August 2004.

FORM OF ELECTION/MANDATE

If you wish to elect to receive the scrip dividend alternative in respect of the interim dividend for the six months ended 30 June 2004 you should complete the enclosed Form of Election/Mandate (unless you have already completed a scrip dividend mandate in respect of all dividends, in which case, please see below). You may elect to receive one new Ordinary share for every 428.55 pence otherwise payable as a cash dividend on the Ordinary shares registered in your name on 20 August 2004; this equates to approximately one new Ordinary share for every 79.36 Ordinary shares held.

SCRIP DIVIDEND MANDATE

A scrip dividend mandate arrangement is also available which enables shareholders to elect to receive automatically all future dividends in respect of which a scrip dividend alternative is offered in the form of Ordinary shares. Any fractional entitlements will be carried forward. If you have not already completed a scrip dividend mandate and wish to receive future dividends automatically in the form of new Ordinary shares you should indicate this in Box 4 on the Form of Election/Mandate.

Details of the scrip dividend alternative and mandate and an outline of the taxation implications are attached. If you are in any doubt as to what action to take or if you are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom you should consult immediately your stockbroker, bank manager, solicitor, accountant or other independent financial adviser.Prudential plc,
Laurence Pountney Hill, London EC4R 0HH.
Incorporated and registered in England and Wales. Registered Office as above. Registered number 1397169.
Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority (FSA)

If you have previously completed a scrip dividend mandate new Ordinary shares will be allocated to you automatically in lieu of your cash dividend and you will receive a scrip dividend entitlement advice. If you wish to cancel your existing mandate and receive this interim dividend and/or future dividends in cash you should write to the Company's Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (Telephone 0870 241 3018) by close of business on 8 October 2004.

The attention of shareholders not resident in the United Kingdom is drawn to paragraph 3 of the document entitled "Scrip Dividend Alternative".

Yours sincerely

Sir David Clementi
Chairman

RECOMMENDATION

The directors recommend that you give careful consideration to the scrip dividend alternative and mandate arrangements and to the taxation implications.

If you wish to continue to take your dividend in cash you need take no action. Your dividend will be paid to you in cash on 29 October 2004.

If you intend to elect for the scrip dividend alternative and have not already completed a scrip dividend mandate you must complete and return your Form of Election/Mandate so as to be received by the Company's Registrar no later than close of business on 8 October 2004.

SCRIP DIVIDEND ALTERNATIVE

1.     Terms of Election

If you were a shareholder on the register at the close of business on 20 August 2004 (the "record date") you may elect to receive one new Ordinary share of 5p credited as fully paid for every 428.55 pence otherwise payable as a cash dividend on the Ordinary shares of 5p each registered in your name at close of business on that date, instead of cash for the interim dividend for the six months ended 30 June 2004 of 5.4p per share (the "interim cash dividend"). This election applies only to the interim cash dividend.

No fraction of a new Ordinary share will be allotted and a full cash dividend will be paid on any balance of a holding in respect of which new Ordinary shares cannot be allotted. If you have previously completed a scrip dividend mandate new Ordinary shares will be allotted to you automatically and you will receive a scrip dividend entitlement advice.

2.     Basis of Entitlement

Your entitlement to new Ordinary shares is based on a price of 428.55 pence (the "reference price") which was the average of the middle market quotations for the Company's Ordinary shares for the five business days commencing on 18 August 2004 (the ex dividend date) as derived from the London Stock Exchange Daily Official List. The value of your entitlement has been subject to rounding to ensure that it is as nearly as possible equal to but not greater than the cash amount of the interim cash dividend (disregarding any tax credit).

The formula used in calculating your maximum entitlement shown on the enclosed form is as follows:

Number of Ordinary shares held at the record date × interim cash dividend Reference price

For your protection, the directors may (and absent mitigating circumstances intend to) declare your mandate or election void and pay a cash dividend instead, in respect of a relevant dividend if the middle market quotation for the Company's Ordinary shares, by the final date for elections, falls by 15 per cent or more from the reference price.

3.     Shareholders Outside the United Kingdom

If you are resident outside of the UK you may treat this letter as an invitation to receive new Ordinary shares unless such an invitation could not lawfully be made to you without compliance with any registration or other legal requirements. It is the responsibility of any person resident outside the UK wishing to elect to receive new Ordinary shares to be satisfied as to full observance of the laws of the relevant territory, including obtaining any government or other consents which may be required and observing any other formalities in such territories. Residents of the State of California electing to receive new Ordinary shares in lieu of a cash dividend will be deemed to have confirmed that they are institutional investors eligible to elect to receive such shares under California securities law and are asked to confirm the same by signing and returning the enclosed letter.

Individuals electing to take new Ordinary shares from the scrip dividend will not be charged UK stamp duty on the shares. An individual holding Ordinary shares cannot elect to receive any American Depository Receipts ("ADRs") generated from a scrip dividend as part of this invitation. Holders of ADRs electing to receive additional shares in ADR form from the scrip dividend would be charged 1.5% UK Stamp Duty Reserve Tax at the time the ADRs are issued.

Holders of ADRs have the opportunity to reinvest their dividend through JP Morgan's "Global Invest Direct" ("GID programme") which is a direct purchase plan to invest in ADRs of non-US companies. This plan is separate from the offer of the scrip dividend. In the GID programme, stamp duty of 1 .5% is included in the price of ADRs, which are purchased on the New York Stock Exchange. Further information regarding the GID programme may be obtained by calling the helpline number 1 800 428 4237 or by referring to the website www.adr.com.

4.     How to Make an Election

If you wish to receive new Ordinary shares instead of the full cash dividend you should complete and sign the enclosed Form of Election/Mandate and return it to the Company's Registrar, Lloyds TSB Registrars, P0 Box 699, Worthing, West Sussex BN99 6YY so that it reaches the Registrar no later than the close of business on 8 October 2004. If the Registrar does not receive the Form of Election/Mandate by that date you will receive the full cash dividend in the normal way.

5.     Listing of New Ordinary Shares and Trading on the London Stock Exchange

Application will be made to the UK Listing Authority and the London Stock Exchange plc for admission of the new Ordinary shares to the Official List of the UK Listing Authority (the "Official List") and to trading on the London Stock Exchange's market for listed securities. The new Ordinary shares will on issue rank pari passu in all respects with the existing Ordinary shares. Certificates in respect of the new Ordinary shares will be posted to shareholders who hold their existing Ordinary shares in certificated form on 28 October 2004, at the risk of the person entitled thereto. Dealings in the new Ordinary shares are expected to begin on 29 October 2004. In the unlikely event that the UK Listing Authority does not agree before 28 October 2004 to admit the new Ordinary shares to the Official List, Forms of Election/Mandate will be disregarded and the interim dividend will be paid in cash in the usual way.

6.     Uncertificated Shares

In the case of shareholders who held their existing shares in uncertificated form through CRESTCo on 20 August 2004 and whose new Ordinary shares may be held in uncertificated form, their CREST account will be credited electronically on 29 October 2004 unless the Company is unable to do so under the provisions of the Uncertificated Securities Regulations 2001 or the facilities and requirements of CREST, in which case such shares will be issued in certificated form and share certificates will be posted.

7.     General

The cash cost of the interim dividend would be approximately £109 million. If all shareholders were to elect to receive new Ordinary shares instead of cash in respect of their entire holdings, approximately 25.5 million new Ordinary shares would be issued (ignoring any reduction in respect of fractions and assuming a share price used to calculate their entitlements of 428.55 pence, being the middle market price detailed in 2 above), representing an increase of 1.26% in the issued Ordinary share capital of the Company of 2,023,240,640 Ordinary shares of 5p each as at 24 August 2004.

8.     More Than One Form of Election/Mandate

If for any reason your shares are registered in more than one holding and as a result you receive more than one Form of Election/Mandate, then unless you arrange with the Company's Registrar to consolidate your holdings of Ordinary shares before 8 October 2004, the holdings will be treated for all purposes as separate and you should complete the separate Forms of Election/Mandate.

9.     If You Have Recently Sold or Purchased Ordinary Shares

If you have sold all or some of your Ordinary shares before 18 August 2004 (the day on which the shares went ex dividend) but those shares are included in the enclosed Form of Election/Mandate, you should consult your stockbroker or agent without delay who will advise you how to deal with the Form of Election/Mandate. If you bought any Ordinary shares before 18 August 2004 and these are not included in the enclosed Form of Election/Mandate you should also consult your stockbroker or agent without delay.

10.   Personal Entitlement Statement

A statement will be sent to all shareholders electing for the scrip dividend stating the number of new Ordinary shares allotted to them and the total cash equivalent of the new Ordinary shares for tax purposes.

11.   Timetable

18 August 2004	Ordinary shares quoted ex dividend
20 August 2004	Record date for interim cash dividend
15 September 2004	Posting of scrip dividend offer
8 October 2004	Final date for receipt of Forms of Election/Mandate
28 October 2004	Posting of dividend cheque and share certificates
29 October 2004	Interim cash dividend payment date
29 October 2004	First day of dealing in the new Ordinary shares

No receipt or acknowledgement of Forms of Election/Mandate will be issued. The directors may suspend, change or terminate the scrip dividend at anytime. Duplicate copies of the Form of Election/Mandate can be obtained from the Company's Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA up to and including the last day for receipt of Forms of Election/Mandate.

SCRIP DIVIDEND MANDATE

1.     Scrip Dividend Election for Future Dividends

If you wish to elect to receive new Ordinary shares automatically in respect of the interim cash dividend and all future dividends for which the scrip dividend alternative is offered ("relevant dividends") you should indicate this in Box 4 and complete the Form of Election/Mandate.

Your mandate will remain valid in respect of all relevant dividends unless and until revoked by you or, in certain circumstances, by the Company (see below). If you have already completed a mandate you need take no further action at this time if you wish to receive new Ordinary shares in respect of the interim cash dividend.

For your protection, the directors may (and absent mitigating circumstances intend to) declare your mandate void and pay a cash dividend instead, in respect of a relevant dividend if the middle market quotation for the Company's Ordinary shares by the final date for elections in respect of that relevant dividend falls by 15 per cent or more from the reference price.

2.     Mandate to be for Full Shareholding Only

Mandates will be applied to your total shareholding at the record date for each relevant dividend. Any fractional entitlement will be accumulated for your benefit without interest until sufficient funds are available to subscribe for one new Ordinary share in a subsequent scrip dividend which will then be allotted automatically to you.

3.     Advice of Entitlement

Holders of Ordinary shares who implement the scrip dividend mandate will receive, prior to the payment of each dividend, a scrip dividend advice of entitlement setting out the basis of the entitlement to new Ordinary shares.

4.     Compounding of New Ordinary Shares

All new Ordinary shares issued instead of a cash dividend will automatically increase the basic holding on which the next entitlement to a dividend will be calculated. Where you hold less than the minimum number of Ordinary shares required for exercise of the right to receive new Ordinary shares, funds representing your fractional entitlement will be accumulated for your benefit. These funds will be added to the cash amount of any dividends in respect of which a subsequent scrip dividend alternative is offered and applied in calculating your entitlement in that offer. These funds will, however, be paid to you if you cancel your mandate or dispose of your entire shareholding.

5.     Revocation of Mandates

Notice of revocation of your mandate may be given by you at any time and must be given in writing to the Company's Registrar. Such notice will take effect upon its receipt by the Company's Registrar in respect of all dividends payable on or after the date of receipt of such notice, other than in respect of a relevant dividend for which the latest time has passed by which holders of Ordinary shares who do not have a scrip dividend mandate in place must complete a Form of Election in order to receive that dividend in the form of fully paid Ordinary shares. Your mandate will be deemed to be revoked if you sell or otherwise transfer your Ordinary shares to another person but only with effect from the registration of the relevant transfer and will terminate immediately on receipt of notice of your death. Funds representing fractional entitlements accumulated on your behalf will be paid to you on revocation of your mandate.

6.     Modification or Termination of Mandates

Mandates may be modified or terminated at anytime by the Company. In the case of any modification, current mandates (unless otherwise specified by the Company) will be deemed to remain valid under the modified arrangements unless and until the Company's Registrar receives a revocation in writing from the shareholder.

7.     Shareholders' and Directors' Discretion

The operation of mandate arrangement is always subject to the directors' decision to offer the scrip dividend alternative. If the directors decide not to offer the scrip dividend alternative in respect of any particular dividend, a cash dividend will be paid to you in the usual way.

TAXATION

The UK taxation summary set out below relates to the position of shareholders who hold their shares as an investment and who are resident or ordinarily resident in the UK for taxation purposes and does not consider the position of certain categories of shareholder, such as shareholders who hold shares in the Company as securities to be realised in the course of a trade, collective investment schemes and insurance companies and, further, it does not consider the position of any shareholder not resident in the UK.

The precise taxation consequences for a shareholder making an election to receive new Ordinary shares instead of the cash dividend will depend on the shareholder's personal circumstances. The summary is based on UK taxation law and Inland Revenue practice as at the date of this document and shareholders should be aware that the relevant laws and practice and their interpretation may change. The summary is not exhaustive.

If you are in any doubt as to how your taxation position will be affected by making the election, you should consult your professional adviser before taking any action.

Individuals

Where you elect to take new Ordinary shares instead of the cash dividend, you will be treated as having received a gross amount per new Ordinary share which, when reduced by income tax at the rate of 10 per cent, is equal to the "cash equivalent" of the new shares (as defined below). You will also be treated as having paid tax at the rate of 10 per cent on the dividend. Therefore, if you elect to receive new Ordinary shares the cash equivalent of which is £90, you will be treated for income tax purposes as receiving gross income of £100 and as having paid tax of £10 on that grossed up amount.

An individual who, after taking account of his receipt of new shares and any cash dividend, does not pay higher rate income tax will have no further liability to tax on the receipt of the new shares.

Individuals who do not pay income tax or whose total liability to income tax does not exceed the tax of 10 per cent treated as paid on the dividend are not entitled to claim repayment of any tax in respect of the dividend whether it is received in cash or new Ordinary shares.

If you are liable to income tax at the higher rate, after taking account of your receipt of new Ordinary shares and any cash dividend, you will be subject to income tax at the rate of 32.5 per cent on the amount of cash dividends and/or the cash equivalent of the new shares (as the case may be) that you receive. You will be treated as having paid tax at the rate of 10 per cent on the dividend and so will be liable to pay additional tax equivalent to 22.5 per cent. For example, if you elect to receive new Ordinary shares the cash equivalent of which is £90, you will be treated as having received gross income of £100 which will be taxable at 32.5 per cent leaving an additional tax liability of £22.50 after taking account of the £10 that you are treated as having paid. This will be the case whether the dividend is received in cash or new Ordinary shares or a combination of the two.

For capital gains tax purposes, if an individual shareholder elects to receive new Ordinary shares instead of the cash dividend, he is not treated as having made a disposal of his existing shares. The new Ordinary shares will be treated as a separate asset for capital gains tax purposes acquired for an amount equal to the cash equivalent. For the purposes of taper relief the new Ordinary shares will be deemed to be acquired when they are issued.

Trustees

Trustees who are liable to income tax at the rate applicable to trusts of 40 per cent will only pay tax on dividends received at the rate of 32.5 per cent. Where such trustees elect to receive new Ordinary shares, the same grossing up procedure as outlined above for individuals will apply. Thus, the trustees will be treated as having received gross income of an amount which, when reduced by income tax at the rate of 10 per cent, is equal to the cash equivalent. The trustees will then be liable to pay additional tax of 22.5 per cent of the grossed up amount of the cash equivalent.

The capital gains tax position may, depending on the type of trust involved, be as outlined above for individuals.

UK Resident Corporate Shareholders

A corporate shareholder resident in the UK is not generally liable to corporation tax on the receipt of cash dividends. Similarly, where a corporate shareholder elects to receive new Ordinary shares in place of a cash dividend, corporation tax will not be chargeable on the new shares so acquired. Further, such shares will not be treated as franked investment income for corporation tax purposes. For the purposes of computing any future liability to corporation tax on chargeable gains, no consideration will be treated as having been given for the new Ordinary shares.

Gross Pension Funds

Gross pension funds are not entitled to claim the tax credit attaching to any cash dividend received. If a gross pension fund elects to receive new Ordinary shares in place of a cash dividend, no tax credit will attach to the new shares and so no tax claim can be made in respect thereof. Therefore, a gross pension fund will not be able to claim any tax credit in respect of the dividend whether it receives the dividend in cash or elects to receive new Ordinary shares.

Cash Equivalent

The "cash equivalent" of shares received in place of a cash dividend is based on the amount of the cash dividend foregone, as adjusted by any residual cash balance unless the market value of the new Ordinary shares on the first day of dealing on the London Stock Exchange differs substantially from the amount of the actual dividend in cash. In such case, the market value of the new shares will be taken as the "cash equivalent". It is understood that the Inland Revenue interpret "substantially" as meaning a difference of 15 per cent or more.

Residual Cash Balance

It is understood that the Inland Revenue take the view that any residual cash balance carried forward will not be taxable until it becomes payable or is applied in subscribing for new Ordinary shares.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. It should be read in conjunction with the enclosed circular to shareholders dated 15 September 2004. If you are in any doubt about the action you should take with this document, you should immediately seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000.

If you have sold or transferred some or all of your shares prior to 18 August 2004 (the ex-dividend date) but those shares are included in the number shown in Box 1 below, you should consult the stockbroker or agent through whom the transaction was effected without delay, for advice on how to deal with this document.

This form is not transferable.

Name and Address:
Allotment Number 1499/

Product Number 1499-003-02

FORM OF ELECTION/MANDATE

Fully paid Ordinary shares of 5p each ("new shares") instead of cash in respect of the interim dividend for the six months ended 30 June 2004

Box 1 Number of Ordinary shares held at close of business on 20 August 2004	Box 2 Maximum number of new shares to be allotted in respect of the number of shares shown in Box 1	Box 3 Number of new shares you wish to receive if less than the figure shown in Box 2 (see below)	Box 4 Mark with an "X" to effect a Scrip Dividend Mandate in respect of this and future dividends (see below)

If you wish to receive all or any part of your entitlement for the interim dividend for the six months ended 30 June 2004 in the form of new Ordinary shares, credited as fully paid, rather than cash, you must complete and sign this form and return it to the Companys Registrars, using the reply paid envelope enclosed, so that it is received no later than the close of business on 8 October 2004. Unless this is done, you will receive the dividend in cash in respect of your entire shareholding. Your entitlement to each new share is calculated by reference to the price of 428.55 pence, which was the average of the middle market quotations for the shares for the five business days commencing on 18 August 2004 (the ex-dividend date) as derived from the London Stock Exchange Daily Official List.

If you wish to receive your maximum entitlement to new shares shown in Box 2 do not complete Box 3. If you wish to receive only part of your entitlement to new shares, enter in Box 3 the number of new shares which you wish to receive which must be less than the number shown in Box 2. If the number entered in Box 3 is greater than the number shown in Box 2 your election will be deemed to be for the number of shares shown in Box 2.

If you also wish to make a standing election to receive new shares instead of cash in respect of all future dividends in respect of which a scrip dividend alternative is offered, mark Box 4 with an "X". You will receive all such new Ordinary shares on the same terms and conditions as any future offer made to other shareholders. A scrip dividend mandate can only be made in respect of your entire holding of Ordinary shares and will remain in place until revoked by notice in writing to the Registrar.

To the Directors of Prudential plc

I/We, the undersigned, being the registered holder(s) at the close of business on 20 August 2004 of the number of Ordinary shares in Prudential plc shown in Box 1, irrevocably elect to receive, instead of cash, for all or part (as the case may be) of the interim dividend for the financial six months ended 30 June 2004 of 5.4 pence per share an allotment of new Ordinary shares as shown in Box 2 (or Box 3 if this has been completed), credited as fully paid, on the terms of the letter from the Chairman dated 15 September 2004 and the Memorandum and Articles of Association of the Company, subject to the admission of the new shares to the Official List by the UK Listing Authority and to trading by London Stock Exchange plc not later than 29 October 2004 and to the Directors not declaring my/our election void which they would intend so to do (absent mitigating circumstances) if the share price on 8 October 2004 was less than 364.26 pence.

By marking Box 4 with an "X", and signing the form below, I/we also elect to receive an allotment of Ordinary shares in respect of any future dividend for my/our maximum entitlement, on the terms of the Scrip Dividend Mandate Scheme, the relevant scrip dividend offer and the Memorandum and Articles of Association of the Company, until this Mandate is revoked by me/us.

I/We authorise you to credit my/our CREST member account or to send at my/our risk by first class post a definitive share certificate, as appropriate, in respect of new shares allotted to me/us pursuant to the Form of Election.

Date	Signature	Signature

2004	Signature	Signature

In the case of joint holders ALL must sign. In the case of a corporation, this Form should be executed under the common seal (or otherwise executed as a deed) or be signed by a duly authorised official whose capacity should be stated. All enquiries regarding this Form should be addressed to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (Telephone 0870 241 3018).

Please mark this box if signing on behalf of the shareholder as Power of Attorney or Receiver ☐

Prudential plc.
Laurence Pountney Hill, London, EC4R 0HH.
Incorporated and registered in England and Wales. Registered Office as above. Registered number 1397169.
Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority (FSA)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. It should be read in conjunction with the enclosed circular to shareholders dated 15 September 2004.

If you are in any doubt about the action you should take with this document, you should immediately seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000.

If you have sold some or all of your shares prior to 18 August 2004 (the ex-dividend date) but those shares are included in the number shown in Box 1 below, you should consult the stockbroker or agent through whom the transaction was effected without delay, for advice on how to deal with this document.

Name and Address:

ADVICE OF ENTITLEMENT

Fully paid Ordinary shares of 5p each ("new shares") instead of cash in respect of the interim dividend for the six months ended 30 June 2004

Box 1 Number of shares held at close of business on 20 August 2004	Box 2 Number of new shares to be issued	Box 3 Fractional cash entitlement which will be carried forward

Dear Shareholder

In accordance with your scrip dividend mandate, you are due to receive automatically one new share, credited as fully paid, for every 428.55 pence otherwise payable as a cash dividend on shares registered in your name on 20 August 2004 in respect of the interim dividend of 5.4p per share. Based on the number of shares held by you on the record date, as shown in Box 1 above, the number of new shares to be allotted is shown in Box 2. Any fractional entitlement shown in Box 3 will be accumulated without interest for your benefit until sufficient funds are available to subscribe for one new share under a future scrip dividend offer.

Your entitlement to each new share is calculated by reference to the price of 428.55 pence, which was the average of the middle market quotations for the shares for the five business days commencing on 18 August 2004 (the ex-dividend date) as derived from the London Stock Exchange Daily Official List.

If you have converted your holdings from certificated to uncertificated form, your CREST account should be credited with your new shares on 29 October 2004. If you continue to hold your existing shares in certificated form, your certificate for your new shares should be posted to you on 28 October 2004. It is anticipated that dealings in the new shares will commence on 29 October 2004.

If you still wish to receive new shares rather than cash for the interim dividend, you need do nothing further.

If you wish to revoke your scrip dividend mandate you should do so by notice in writing to the Company's Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA so that your letter is received no later than 5.00 p.m. BST on 8 October 2004. The interim dividend of 5.4p per share payable on 29 October 2004, and all future dividends, will then be paid to you in cash, although you may establish a new scrip dividend mandate when any future scrip alternative offer is made, should you so wish.

Your entitlement to new shares is subject to the admission of the new shares to the Official List by the UK Listing Authority and to trading on the London Stock Exchange market for listed securities. If either of these conditions is not met the scrip dividend alternative will be cancelled and the interim dividend will be paid in cash to all shareholders. In addition, the Directors may (and absent mitigating circumstances would intend to) declare your mandate void in respect of the interim dividend and pay a cash dividend instead, if the middle market closing price for the shares as shown in the Daily Official List is less than 364.26 pence on 8 October 2004. Please see overleaf for a non-exhaustive outline of the likely taxation consequences for most UK resident shareholders and a general outline of the tax consequences for US resident shareholders electing to receive new shares instead of a cash dividend.

Prudential plc.
Laurence Pountney Hill, London, EC4R 0HH.
Incorporated and registered in England and Wales. Registered Office as above. Registered number 1397169.
Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority (FSA)

TAXATION

The UK taxation summary set out below relates to the position of shareholders who hold their shares as an investment and who are resident or ordinarily resident in the UK for taxation purposes and does not consider the position of certain categories of shareholder, such as shareholders who hold shares in the Company as securities to be realised in the course of a trade, collective investment schemes and insurance companies and, further, it does not consider the position of any shareholder not resident in the UK.

The precise taxation consequences for a shareholder making an election to receive new Ordinary shares instead of the cash dividend will depend on the shareholder's personal circumstances. The summary is based on UK taxation law and Inland Revenue practice as at the date of the document and shareholders should be aware that the relevant laws and practice and their interpretation may change. The summary is not exhaustive.

If you are in any doubt as to how your taxation position will be affected by making this election, you should consult your professional adviser before taking any action.

Individuals

Where you elect to take new Ordinary shares instead of the cash dividend, you will be treated as having received a gross amount per new Ordinary share which, when reduced by income tax at the rate of 10 per cent, is equal to the "cash equivalent" of the new shares (as defined below). You will also be treated as having paid tax at the rate of 10 per cent on the dividend. Therefore, if you elect to receive new Ordinary shares the cash equivalent of which is £90, you will be treated for income tax purposes as receiving gross income of £100 and as having paid tax of £10 on that grossed up amount.

An individual who, after taking account of his receipt of new shares and any cash dividend, does not pay higher rate income tax will have no further liability to tax on the receipt of the new shares.

Individuals who do not pay income tax or whose total liability to income tax does not exceed the tax of 10 per cent treated as paid on the dividend are not entitled to claim repayment of any tax in respect of the dividend whether it is received in cash or new Ordinary shares.

If you are liable to income tax at the higher rate, after taking account of your receipt of new Ordinary shares and any cash dividend, you will be subject to income tax at the rate of 32.5 per cent on the amount of cash dividends and/or the cash equivalent of the new shares (as the case may be) that you receive. You will be treated as having paid tax at the rate of 10 per cent on the dividend and so will be liable to pay additional tax equivalent to 22.5 per cent. For example, if you elect to receive new Ordinary shares the cash equivalent of which is £90, you will be treated as having received gross income of £100 which will be taxable at 32.5 per cent leaving an additional tax liability of £22.50 after taking account of the £10 that you are treated as having paid. This will be the case whether the dividend is received in cash or new Ordinary shares or a combination of the two.

For capital gains tax purposes, if an individual shareholder elects to receive new Ordinary shares instead of the cash dividend, he is not treated as having made a disposal of his existing shares. The new Ordinary shares will be treated as a separate asset for capital gains tax purposes acquired for an amount equal to the cash equivalent. For the purposes of taper relief the new Ordinary shares will be deemed to be acquired when they are issued.

Trustees

Trustees who are liable to income tax at the rate applicable to trusts of 40 per cent will only pay tax on dividends received at the rate of 32.5 per cent. Where such trustees elect to receive new Ordinary shares, the same grossing up procedure as outlined above for individuals will apply. Thus, the trustees will be treated as having received gross income of an amount which, when reduced by income tax at the rate of 10 per cent, is equal to the cash equivalent. The trustees will then be liable to pay additional tax of 22.5 per cent of the grossed up amount of the cash equivalent.

The capital gains tax position may, depending on the type of trust involved, be as outlined above for individuals.

UK Resident Corporate Shareholders

A corporate shareholder resident in the UK is not generally liable to corporation tax on the receipt of cash dividends. Similarly, where a UK resident corporate shareholder elects to receive new Ordinary shares in place of a cash dividend, corporation tax will not be chargeable on the new shares so acquired. Further, such shares will not be treated as franked investment income for corporation tax purposes. For the purposes of computing any future liability to corporation tax on chargeable gains, no consideration will be treated as having been given for the new Ordinary shares.

Gross Pension Funds

Gross pension funds are not entitled to claim the tax credit attaching to any cash dividend received. If a gross pension fund elects to receive new Ordinary shares in place of a cash dividend, no tax credit will attach to the new shares and so no tax claim can be made in respect thereof. Therefore, a gross pension fund will not be able to claim any tax credit in respect of the dividend whether it receives the dividend in cash or elects to receive new Ordinary shares.

Cash Equivalent

The "cash equivalent" of shares received in place of a cash dividend is based on the amount of the cash dividend foregone, as adjusted by any residual cash balance unless the market value of the new Ordinary shares on the first day of dealing on the London Stock Exchange differs substantially from the amount of the actual dividend in cash. In such case, the market value of the new shares will be taken as the "cash equivalent". It is understood that the Inland Revenue interpret "substantially" as meaning a difference of 15 per cent or more.

Residual Cash Balance

It is understood that the Inland Revenue take the view that any residual cash balance carried forward will not be taxable until it becomes payable or is applied in subscribing for new Ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 September 2004
PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ JOHN PRICE John Price Deputy Group Secretary

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SIGNATURES